                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                              Health Power, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  42219G 10 3
        ---------------------------------------------------------------
                                (CUSIP Number)

                               Robert J. Bossart
                            Chief Executive Officer
                             CompManagement, Inc.
                             6377 Emerald Parkway
                              Dublin, Ohio 43016
                                (614) 760-2400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 8, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

                                 SCHEDULE 13D
CUSIP NO.  42219G 10 3
         -----------------

-------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Jonathan R. Wagner
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
 2
      The reporting person disclaims membership in any group.   (b) [X]
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      SEC USE ONLY
 3

-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          PF
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e): [_]
 5
-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          294,118
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          294,118
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      309,865
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.0%
-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
-------------------------------------------------------------------------------

                       ITEMS 1 THROUGH 7 OF SCHEDULE 13D
                                      FOR
                              JONATHAN R. WAGNER

Item 1.   Security and Issuer

          The securities to which this statement relates and the name and address of the principal executive offices of the Issuer of such securities are:

          (a)  Securities: shares of common stock, $.01 par value
          (b)  Name of Issuer: Health Power, Inc.
          (c) Address of Issuer's Principal Executive Offices: 1209 Orange Street, Wilmington, Delaware 19801.

Item 2.   Identity and Background

          (a)  Name: Jonathan R. Wagner
          (b) Address of Principal Business Office: 6377 Emerald Parkway, Dublin, Ohio 43016
          (c) Present Principal Occupation or Employment: President of CompManagement, Inc., a wholly owned subsidiary of the Issuer.
          (d) During the past five years, Mr. Wagner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
          (e) During the past five years, Mr. Wagner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Citizenship: United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          Of the 309,865 shares of common stock beneficially owned by Mr. Wagner, (i) 294,118 shares were acquired in connection with a merger transaction completed in July 1995 in which the Issuer acquired CompManagement, Inc. (see Schedule 13D filed by Mr. Wagner on July 31, 1995 to report the acquisition of these shares), (ii) 5,537 shares were acquired through open-market purchases with personal funds, and
          (iii) 15,747 shares are issuable upon the exercise of options that are exercisable within 60 days.

Item 4.   Purpose of Transaction.

          On June 8, 2000, the Issuer, Security Capital Corporation, a Delaware corporation ("Security Capital"), and its subsidiary, HP Acquisition Corp., a Delaware corporation ("HP Acquisition"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which HP Acquisition will merge with and into the Issuer (the "Merger"). The separate existence of HP Acquisition will cease upon consummation of the Merger, and the Issuer will be the surviving corporation of the Merger.

          In connection with the Merger, Mr. Wagner and certain other stockholders of the Issuer, who hold in the aggregate approximately 47.7% of the Issuer's outstanding shares of common stock, have each entered into a separate Stockholder Voting Agreement with Security Capital. The purpose of the Stockholder Voting Agreements is to facilitate the consummation of the Merger. Provided that each Stockholder Voting Agreement remains in effect, Mr. Wagner and the other stockholders who entered into these agreements have agreed, among other things, (i) to vote their shares of the Issuer's common stock (as well as shares of the Issuer's common stock that may be issued upon the exercise of stock options held by such stockholders) in favor of approval and adoption of the Merger Agreement and the Merger, either directly or through the grant of an irrevocable proxy to Security Capital to vote such shares in such manner, and (ii) to abide by certain restrictions on the transfer of their shares of the Issuer's common stock. The Stockholder Voting Agreements will terminate upon the earlier of the consummation of the Merger or the termination of the Merger Agreement pursuant to its terms. Approval and adoption of the Merger Agreement and the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of the Issuer's common stock.

          All references to and descriptions of the Merger Agreement and Mr. Wagner's Stockholder Voting Agreement are qualified in their entirety by references to the copies of the Merger Agreement, which is incorporated into this Schedule 13D/A by reference, and Mr. Wagner's Stockholder Voting Agreement included as Exhibit 2 to this Schedule 13D/A. Each of these documents is incorporated by reference in this
          Item 4 in their entirety where such references and descriptions appear.

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Wagner beneficially owns 309,865 shares of the Issuer's common stock, $.01 par value, representing approximately 8.0% of the outstanding shares (assuming that 15,747 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days are deemed outstanding). Of the 309,865 shares beneficially owned by Mr. Wagner, 294,118 shares directly owned by Mr. Wagner (representing approximately 7.6% of the Issuer's outstanding shares) are subject to his Stockholders Voting Agreement. As a result of this agreement, Mr. Wagner and Security Capital may be deemed to have shared voting power (on certain matters) and shared dispositive power with respect to these shares. In addition, if Mr. Wagner exercises options exercisable within 60 days to purchase 15,747 shares of common stock, these shares will also become subject to his Stockholders Voting Agreement.

          (b) The number of shares over which Mr. Wagner has sole voting power, shared voting power, sole dispositive power, and shared dispositive power is as follows:

               (i)    Sole power to vote or direct the vote: -0-

               (ii)   Shared power to vote or direct the vote:  294,118

               (iii)  Sole power to dispose or direct the disposition:  -0-

               (iv)   Shared power to dispose or direct the disposition: 294,118

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information contained in Items 3 through 5, including information incorporated by reference in Items 3 through 5, is incorporated by reference in this Item 6. A copy of the Merger Agreement is incorporated into this Schedule 13D/A by reference, and a copy of Mr. Wagner's Stockholders Voting Agreement is included as Exhibit 2 to this Schedule 13D/A.

          Mr. Wagner, along with Robert J. Bossart, Randy E. Jones, Richard T. Kurth, Paul A. Miller, and Daniel R. Sullivan, all of whom are current executive officers of either CompManagement, Inc. or CompManagement Health Systems, Inc., both of which are subsidiaries of the Issuer, are currently negotiating an agreement with Security Capital pursuant to which they will each agree to make an equity investment in the Issuer in connection with the Merger. The aggregate amount of their equity investment is not expected to exceed 20% of the outstanding shares of common stock of the Issuer following the Merger.

Item 7.   Material to be Filed as Exhibits.


      No.                             Description
      ---                             -----------

       1 Agreement and Plan of Merger dated as of June 8, 2000, by and among Health Power, Inc., a Delaware corporation, Security Capital Corporation, a Delaware corporation, and its subsidiary, HP Acquisition Corp., a Delaware corporation.

       2 Stockholder Voting Agreement, dated as of June 8, 2000, by and among Security Capital Corporation, a Delaware corporation, and Jonathan R. Wagner



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



June 16, 2000                 /s/ Jonathan R. Wagner
                              -----------------------------------------
                              Jonathan R. Wagner

                                 EXHIBIT INDEX

Exhibit                        Description                             If Incorporated by Reference,
                               -----------
 No.                                                                 Document with which Exhibit was
 ---
                                                                            Previously Filed
                                                                            ----------------

  1       Agreement and Plan of Merger dated as of June 8,        Current Report on Form 8-K filed on
          2000, by and among Health Power, Inc., a Delaware       June 15, 2000 (see Exhibit 2 therein).
          corporation, Security Capital Corporation, a Delaware
          corporation, and its subsidiary, HP Acquisition
          Corp., a Delaware corporation.

  2       Stockholder Voting Agreement, dated as of June 8,       Contained herein.
          2000, by and among Security Capital Corporation, a
          Delaware corporation, and Jonathan R. Wagner

                                                                       Exhibit 2



                          STOCKHOLDER VOTING AGREEMENT
                            (AND IRREVOCABLE PROXY)

     STOCKHOLDER VOTING AGREEMENT (this "Agreement") dated June 8, 2000 (this "Agreement"), by and among Security Capital Corporation, a Delaware corporation ("Parent"), and Jonathan R. Wagner, an individual (the "Stockholder").

                                   Recitals

     A. Parent, HP Acquisition Corp., a direct or indirect subsidiary of Parent ("MergerCo"), and Health Power, Inc., a Delaware corporation (the "Company"), are concurrently herewith entering into an Agreement and Plan of Merger of even date herewith (as it may be amended, the "Merger Agreement") which provides, among other things, that Parent will acquire, directly or indirectly, all of the outstanding shares of the Company"s Common Stock, $.01 par value per share ("Common Stock"), pursuant to a merger of MergerCo with and into the Company (the "Merger), upon the terms and subject to the conditions set forth in the Merger Agreement. The Stockholder understands that Parent has undertaken and will continue to undertake substantial expenses in connection with the negotiation and execution of the Merger Agreement and the subsequent actions necessary to consummate the Merger and other transactions contemplated by the Merger Agreement.

     B. As a condition to the willingness of Parent to enter into the Merger Agreement, the Stockholder has agreed to grant Parent an irrevocable proxy with respect to all of the shares of Common Stock held by him and entitled to vote on the Merger (the "Shares"), upon the terms and subject to the conditions of this Agreement. The Stockholder represents and warrants that, on the date hereof, he is the beneficial and/or record owner of, and has sole voting power with respect to, a total of 294,118 Shares, and that he has the complete and unrestricted power and the unqualified right to enter into and perform the terms of this Agreement.

     The parties therefore agree as follows:

     1.   Voting Agreement; Irrevocable Proxy.

          (a) The Stockholder (i) shall vote or cause to be voted for the approval of the Merger Agreement and the Merger, at any meeting of stockholders of the Company called for the purpose of voting on the Merger Agreement or the Merger or any adjournment thereof or in any other circumstance upon which a vote, consent or other approval with respect to the Merger Agreement or the Merger is sought, and (ii) shall vote or cause to be voted against the approval of any other agreement providing for a merger, consolidation, sale of assets or other business combination of the Company or any of its subsidiaries with any person or entity other than Parent and its subsidiaries or any other proposal involving the Company or any of its subsidiaries which would in any manner hinder, impede, delay or prevent the consummation of the Merger, all of the Shares that the Stockholder shall be entitled to so vote, whether such Shares are held by the Stockholder on the date of this Agreement or are subsequently acquired (whether pursuant to the exercise of stock options or otherwise) by him; provided, however, that the foregoing obligations shall be suspended if,
     --------  -------
and for such time as, the Company Board, in full compliance with the provisions of Section 7.1(e) of the Merger Agreement, (i) resolves not to recommend, and does not recommend, to the Company's stockholders that they vote in favor of the approval of the Merger Agreement, or (ii) withdraws its recommendation to the Company's stockholders that they vote in favor of the Merger Agreement.

          (b) In furtherance of, and in accordance with and subject to, the foregoing, the Stockholder hereby appoints MergerCo, which shall act by and through Brian D. Fitzgerald, George A. Gebauer, and William R. Schlueter, and each of them, with full power of substitution in the premises, his proxies to vote all of the Shares held by him at any meeting, general or special, of the stockholders of the Company with respect to the approval of the Merger and the Merger Agreement and any related action.

          The proxy and power of attorney granted herein shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest and shall revoke all prior proxies granted by the Stockholder.

          The Stockholder shall not grant any proxy to any person which conflicts with the proxy granted herein and any attempt to do so shall be void.

          (c) The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that the Stockholder may have.

     2. Restrictions on Transfer. The Stockholder shall not sell, assign, transfer or otherwise dispose of or encumber (including, without limitation, by the creation of any lien or other encumbrance) or permit to be sold, assigned, transferred or otherwise disposed of any Shares owned by the Stockholder, whether such Shares are held by the Stockholder on the date of this Agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, except (a) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee), (b) for transfers to any other stockholder of the Company bound by an identical voting agreement, (c) for liens incurred in the ordinary course in connection with entering into a margin loan arrangement with respect to any of the Shares (provided that no such arrangement shall provide a proxy or other voting rights with respect to the Shares so margined), (d) the sale of any Shares acquired upon exercise of options after the date of this Agreement to the extent such sale is necessary to satisfy tax obligations arising from such exercise, and (e) as Parent may otherwise agree.

     3. Facilitation of the Merger. The Stockholder will comply with the provisions of Section 7.5 of the Merger Agreement, which are incorporated into this Agreement by reference.

     4. The Stockholder acknowledges and agrees that Parent could not be made whole by monetary damages in the event of any default by the Stockholder of the terms and conditions set forth in this Agreement. It is accordingly agreed and understood that Parent, in addition to any other remedy which it may have at law or in equity, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or in any state having appropriate jurisdiction.

     5. Amendment; Assignment. This Agreement may not be modified, amended, altered or supplemented except by a writing signed by Parent and the Stockholder. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties herein, except that the rights and obligations of the Parent hereunder may be assigned by Parent to any of its affiliates, but no such transfer shall relieve Parent of its obligations hereunder if such transferee does not perform such obligations.

     6. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but each of which together shall constitute one and the same document.

     7.   Governing Law.   This Agreement shall be governed by such construed in
accordance with the internal laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

     8. Binding Effect. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the successors and assigns of the parties herein. Nothing expressed or referred to in this Agreement is intended or shall be construed to give any person other than the parties to this Agreement, or their respective successors or assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

     9. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

     10. Termination. This Agreement shall terminate upon the earlier of the effectiveness of the Merger or the termination of the Merger Agreement in accordance with Article IX thereof. No such termination shall affect any party"s obligations with respect to any prior exercise of the proxy.

     11. Severability. If any term provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provision, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     12. Miscellaneous. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                         STOCKHOLDER VOTING AGREEMENT

                            (AND IRREVOCABLE PROXY)

                                Signature Page

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year fist above witnessed.

PARENT:                             SECURITY CAPITAL CORPORATION

                                    By: /s/ Brian D. Fitzgerald
                                        ------------------------------------

                                    Its:  Chairman
                                         -----------------------------------


STOCKHOLDER:                        /s/ Jonathan R. Wagner
                                    ----------------------------------------
                                    Jonathan R. Wagner